Exhibit 99.1

Sapiens Reports First Quarter 2022 Financial Results

May 3, 2022 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the first quarter ended March 31, 2022.

Summary Results for First Quarter 2022 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q1 2022	Q1 2021	% Change	Q1 2022	Q1 2021	% Change
Revenue	$117.7	$109.6	7.4%	$117.7	$110.2	6.8%
Gross Profit	$49.4	$44.3	11.7%	$52.9	$49.2	7.5%
Gross Margin	42.0%	40.4%	160 bps	45.0%	44.7%	30 bps
Operating Income	$16.5	$12.4	33.8%	$20.8	$19.0	9.3%
Operating Margin	14.1%	11.3%	280 bps	17.6%	17.2%	40 bps
Net Income (*)	$13.9	$9.8	41.6%	$17.3	$14.9	16.0%
Diluted EPS	$0.25	$0.18	38.9%	$0.31	$0.27	14.8%

(*) Attributable to Sapiens’ shareholders

“Sapiens started 2022 with solid results in our first quarter that showed non-GAAP revenue of $117.7 million and non-GAAP operating profit margin of 17.6%. This is a reflection of our ability to keep growing while improving profitability.,” stated Roni Al-Dor, President and CEO of Sapiens.

“Europe and APAC continue to experience growth with new exciting prospects and customers. In North America, we see a positive improvement. We continue to invest in our products, which is reflected in our market brand and pipeline.,” continued Mr. Al-Dor.

Sapiens reiterated today its revenue guidance of $495 million to $500 million for 2022, along with an increase in its profit margin from a range of 17.0% to 17.3% to a range of 17.4% to 17.6%.

“Furthermore, Sapiens remains committed to returning value to shareholders,” stated Al-Dor.

“We announced today that the board of directors has approved the distribution of a cash dividend of $0.47 per share, or $25.9 million in total – reflecting our continued confidence in our business and Sapiens’ ability to generate cash.”

The dividend is in line with the Company’s policy of distributing up to 40% of its annual non-GAAP net income. The dividend will be paid on May 25, 2022 to Sapiens’ shareholders of record as of May 17, 2022.

The dividend is subject to withholding of Israeli tax at source at the rate of 25% of the dividend amount payable to Israeli individual, and non-Israeli, shareholders of record.

“Moving forward, we have approved a change to our dividend policy, whereby we will pay out dividends on a semi-annual basis, reflecting our confidence in recurring positive cash flow generation.” concluded Roni Al-Dor, President & CEO of Sapiens.

Quarterly Results Conference Call

Management will host a conference call and webcast today, May 3, 2022 at 9:30 a.m. Eastern Time (4:30 pm in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-642-5032; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations. A replay of the call will be available one business day following the completion of the event, at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.  For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief Marketing Officer, Sapiens Shay.assaraf@sapiens.com	Investors Contact Brett Maas Managing Partner, Hayden IR +1 646-536-7331 Brett.Maas@HaydenIR.com Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, and are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, which we filled with the SEC on March 31, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2022	2021
	(unaudited)	(unaudited)

Revenue	117,695	109,592
Cost of revenue	68,278	65,336

Gross profit	49,417	44,256

Operating expenses:
Research and development, net	14,150	13,088
Selling, marketing, general and administrative	18,719	18,803
Total operating expenses	32,869	31,891

Operating income	16,548	12,365

Financial and other expenses (income), net	(348)	515
Taxes on income	2,938	1,948

Net income	13,958	9,902

Attributable to non-controlling interest	32	67

Net income attributable to Sapiens’ shareholders	13,926	9,835

Basic earnings per share	0.25	0.18

Diluted earnings per share	0.25	0.18

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,093	54,689

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,630	55,567

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2022	2021
	(unaudited)	(unaudited)

GAAP revenue	117,695	109,592
Valuation adjustment on acquired deferred revenue	23	630
Non-GAAP revenue	117,718	110,222

GAAP gross profit	49,417	44,256
Revenue adjustment	23	630
Amortization of capitalized software	1,471	1,784
Amortization of other intangible assets	2,032	2,559
Non-GAAP gross profit	52,943	49,229

GAAP operating income	16,548	12,365
Gross profit adjustments	3,526	4,973
Capitalization of software development	(1,746)	(1,632)
Amortization of other intangible assets	1,244	1,366
Stock-based compensation	931	1,399
Acquisition-related costs (*)	267	529
Non-GAAP operating income	20,770	19,000

GAAP net income attributable to Sapiens’ shareholders	13,926	9,835
Operating income adjustments	4,222	6,635
Tax effect on NON-GAAP adjustment	(850)	(1,562)
Non-GAAP net income attributable to Sapiens’ shareholders	17,298	14,908

Diluted earnings per share	0.31	0.27

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,630	55,567

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended
	March 31,
	2022	2021

GAAP operating profit	16,548	12,365

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	23	630
Amortization of capitalized software	1,471	1,784
Amortization of other intangible assets	3,276	3,925
Capitalization of software development	(1,746)	(1,632)
Stock-based compensation	931	1,399
Compensation related to acquisition and acquisition-related costs	267	529

Non-GAAP operating profit	20,770	19,000

Depreciation	1,140	1,120

Adjusted EBITDA	21,910	20,120

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Revenues	117,718	119,854	118,442	115,036	110,222
Gross profit	52,943	53,933	53,413	51,720	49,229
Operating income	20,770	21,590	21,019	19,795	19,000
Adjusted EBITDA	21,910	23,579	22,144	20,920	20,120
Net income to Sapiens’ shareholders	17,298	17,681	16,976	15,975	14,908

Diluted earnings per share	0.31	0.32	0.31	0.29	0.27

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

North America	49,009	48,872	48,952	46,767	44,754
Europe	59,267	62,416	59,707	59,718	57,642
Rest of the World	9,442	8,566	9,783	8,551	7,826

Total	117,718	119,854	118,442	115,036	110,222

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Cash-flow from operating activities	18,330	27,386	14,556	26,845	11,755
Increase in capitalized software development costs	(1,746)	(2,256)	(2,064)	(1,959)	(1,632)
Capital expenditures	(453)	(801)	(1,082)	(1,082)	(821)
Free cash-flow	16,131	24,329	11,410	23,804	9,302

Cash payments attributed to acquisition-related costs(*) (**)	-	407	477	-	1,280

Adjusted free cash-flow	16,131	24,736	11,887	23,804	10,582

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	March 31,	December 31,
	2022	2021
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	171,309	190,243
Short-term bank deposit	35,000	20,000
Trade receivables, net and unbilled receivables	82,473	76,261
Other receivables and prepaid expenses	14,354	13,841
Total current assets	303,136	300,345

LONG-TERM ASSETS
Property and equipment, net	13,889	14,458
Severance pay fund	5,802	5,954
Goodwill and intangible assets, net	336,593	343,283
Operating lease right-of-use assets	41,256	43,665
Other long-term assets	7,207	7,288
Total long-term assets	404,747	414,648

TOTAL ASSETS	707,883	714,993

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	5,264	5,008
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	77,101	76,450
Current maturities of operating lease liabilities	10,626	10,827
Deferred revenue	45,272	39,614
Total current liabilities	158,059	151,695

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	59,208	78,986
Deferred tax liabilities	14,617	15,360
Other long-term liabilities	12,160	12,144
Long-term operating lease liabilities	36,916	38,751
Redeemable non-controlling interest	99	101
Accrued severance pay	9,067	9,236
Total long-term liabilities	132,067	154,578

EQUITY	417,757	408,720

TOTAL LIABILITIES AND EQUITY	707,883	714,993

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the three months ended March 31,
	2022	2021
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	13,958	9,902
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	5,887	6,829
Accretion of discount on Series B Debentures	18	26
Capital loss from sale of property and equipment	7	5
Stock-based compensation related to options issued to employees	931	1,399

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(7,357)	(10,541)
Deferred tax liabilities, net	(471)	(1,913)
Other operating assets	959	6,116
Trade payables	(34)	609
Other operating liabilities	(1,136)	(7,774)
Deferred revenues	5,526	6,995
Accrued severance pay, net	42	102
Net cash provided by operating activities	18,330	11,755

Cash flows from investing activities:
Purchase of property and equipment	(453)	(821)
Proceeds from (Investment in) deposits	(15,033)	-
Proceeds from sale of property and equipment	-	154
Capitalized software development costs	(1,746)	(1,632)
Net cash used in investing activities	(17,232)	(2,299)

Cash flows from financing activities:
Proceeds from employee stock options exercised	-	413
Repayment of Series B Debenture	(19,796)	(19,796)
Payment of contingent considerations	-	(537)
Dividend to non-controlling interest	-	(31)
Net cash used in financing activities	(19,796)	(19,951)

Effect of exchange rate changes on cash and cash equivalents	(236)	118

Decrease in cash and cash equivalents	(18,934)	(10,377)
Cash and cash equivalents at the beginning of period	190,243	152,561

Cash and cash equivalents at the end of period	171,309	142,184

Debentures Covenants

As of March 31, 2022, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

●	Actual shareholders’ equity (excluding non-controlling interest) equal to $415.6 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

●	Actual ratio of net financial indebtedness to net capitalization equal to (42.75)%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.41).